Registration No.  333-69636
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 3 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 568

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on October 31, 2001 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

          The Dow(sm) Target 5 Portfolio, November 2001 Series The Dow(sm) Target 10 Portfolio, November 2001 Series
            The S&P Target 10 Portfolio, November 2001 Series The S&P Target 24 Portfolio, November 2001 Series
         The Nasdaq(R) Target 15 Portfolio, November 2001 Series
         Value Line(R)Target 25 Portfolio, November 2001 Series
              The Dow(sm) Dividend And Repurchase Target 5
                     Portfolio, November 2001 Series
              The Dow(sm) Dividend And Repurchase Target 10
                     Portfolio, November 2001 Series
              Total Target Portfolio, November 2001 Series

                                  FT 568

FT 568 is a series of a unit investment trust, the FT Series. FT 568 consists of nine separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


             The date of this prospectus is October 31, 2001

                      Table of Contents

Summary of Essential Information                           3
Fee Table                                                  7
Report of Independent Auditors                             9
Statements of Net Assets                                  10
Schedules of Investments                                  13
The FT Series                                             23
Portfolios                                                23
Risk Factors                                              27
Hypothetical Performance Information                      28
Public Offering                                           30
Distribution of Units                                     32
The Sponsor's Profits                                     33
The Secondary Market                                      33
How We Purchase Units                                     33
Expenses and Charges                                      33
Tax Status                                                34
Retirement Plans                                          35
Rights of Unit Holders                                    35
Income and Capital Distributions                          36
Redeeming Your Units                                      37
Investing in a New Trust                                  38
Removing Securities from a Trust                          38
Amending or Terminating the Indenture                     39
Information on the Sponsor, Trustee and Evaluator         40
Other Information                                         41

                    Summary of Essential Information

                                 FT 568


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2001


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                     The Dow(sm)         The Dow(sm)
                                                                                     Target 5 Portfolio  Target 10 Portfolio
                                                                                     November            November
                                                                                     2001 Series         2001 Series
                                                                                     ____________        ____________

Initial Number of Units (1)                                                              15,001              14,996
Fractional Undivided Interest in the Trust per Unit (1)                                1/15,001            1/14,996
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                    $    9.900          $    9.900
   Maximum Transactional Sales Charge of 2.65% of the Public
     Offering Price per Unit (2.677% of the net amount
     invested, exclusive of the deferred sales charge) (3)                           $     .265          $     .265
   Less Deferred Sales Charge per Unit                                               $    (.165)         $    (.165)
Public Offering Price per Unit (4)                                                   $   10.000          $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                      $    9.735          $    9.735
Redemption Price per Unit (based on aggregate underlying value
    of Securities less the deferred sales charge) (5)                                $    9.735          $    9.735
Estimated Net Annual Distribution per Unit (6)                                       $     .339          $     .342
Cash CUSIP Number                                                                    30266M 107          30266M 149
Reinvestment CUSIP Number                                                            30266M 115          30266M 156
Fee Accounts Cash CUSIP Number                                                       30266M 123          30266M 164
Fee Accounts Reinvestment CUSIP Number                                               30266M 131          30266M 172
Security Code                                                                             61533               61505
Ticker Symbol                                                                            FDOWNX              FDWTNX

First Settlement Date                                 November 5, 2001
Mandatory Termination Date (7)                        November 29, 2002
Rollover Notification Date                            November 1, 2002
Special Redemption and Liquidation Period             November 15, 2002 to November 29, 2002
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2001.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2001.

______________

See "Notes to Summary of Essential Information" on page 6.

                    Summary of Essential Information

                                 FT 568


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2001


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                     The S&P             The S&P
                                                                                     Target 10 Portfolio Target 24 Portfolio
                                                                                     November            November
                                                                                     2001 Series         2001 Series
                                                                                     __________          __________

Initial Number of Units (1)                                                              15,007              14,997
Fractional Undivided Interest in the Trust per Unit (1)                                1/15,007            1/14,997
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                    $    9.900          $    9.900
   Maximum Transactional Sales Charge of 2.65% of the
     Public Offering Price per Unit (2.677% of the net amount
     invested, exclusive of the deferred sales charge) (3)                           $     .265          $     .265
   Less Deferred Sales Charge per Unit                                               $    (.165)         $    (.165)
Public Offering Price per Unit (4)                                                   $   10.000          $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                      $    9.735          $    9.735
Redemption Price per Unit (based on aggregate underlying value
    of Securities less the deferred sales charge) (5)                                $    9.735          $    9.735
Estimated Net Annual Distribution per Unit (6)                                       $     N.A.          $     N.A.
Cash CUSIP Number                                                                    30266M 180          30266M 222
Reinvestment CUSIP Number                                                            30266M 198          30266M 230
Fee Accounts Cash CUSIP Number                                                       30266M 206          30266M 248
Fee Accounts Reinvestment CUSIP Number                                               30266M 214          30266M 255
Security Code                                                                             61509               61513
Ticker Symbol                                                                            FSPTNX              FSTTNX

First Settlement Date                                 November 5, 2001
Mandatory Termination Date (7)                        December 31, 2002
Rollover Notification Date                            December 1, 2002
Special Redemption and Liquidation Period             December 15, 2002 to December 31, 2002
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2001.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2001.

______________

See "Notes to Summary of Essential Information" on page 6.

                    Summary of Essential Information

                                 FT 568


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2001


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                     The Nasdaq(R)       Value Line(R)
                                                                                     Target 15 Portfolio Target 25 Portfolio
                                                                                     November            November
                                                                                     2001 Series         2001 Series
                                                                                     __________          ___________

Initial Number of Units (1)                                                              14,998               14,997
Fractional Undivided Interest in the Trust per Unit (1)                                1/14,998             1/14,997
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                    $    9.900           $    9.900
   Maximum Transactional Sales Charge of 2.65% of the
     Public Offering Price per Unit (2.677% of the net amount
     invested, exclusive of the deferred sales charge) (3)                           $     .265           $     .265
   Less Deferred Sales Charge per Unit                                               $    (.165)          $    (.165)
Public Offering Price per Unit (4)                                                   $   10.000           $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                      $    9.735           $    9.735
Redemption Price per Unit (based on aggregate underlying value
   of Securities less the deferred sales charge) (5)                                 $    9.735           $    9.735
Estimated Net Annual Distribution per Unit (6)                                       $     N.A.           $     N.A.
Cash CUSIP Number                                                                    30266M 263           30266M 305
Reinvestment CUSIP Number                                                            30266M 271           30266M 313
Fee Accounts Cash CUSIP Number                                                       30266M 289           30266M 321
Fee Accounts Reinvestment CUSIP Number                                               30266M 297           30266M 339
Security Code                                                                             61517                61521
Ticker Symbol                                                                            FNQTNX               FVLTNX

First Settlement Date                                November 5, 2001
Mandatory Termination Date (7)                       November 29, 2002
Rollover Notification Date                           November 1, 2002
Special Redemption and Liquidation Period            November 15, 2002 to November 29, 2002
Income Distribution Record Date                      Fifteenth day of June and December, commencing December 15, 2001.
Income Distribution Date (6)                         Last day of June and December, commencing December 31, 2001.

______________

See "Notes to Summary of Essential Information" on page 6.

                    Summary of Essential Information

                                 FT 568


At the Opening of Business on the Initial Date of Deposit-October 31, 2001


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                  The Dow(sm)         The Dow(sm)           Total Target
                                                                  DART 5 Portfolio    DART 10 Portfolio     Portfolio
                                                                  November            November              November
                                                                  2001 Series         2001 Series           2001 Series
                                                                  __________          __________            __________
Initial Number of Units (1)                                           14,997              15,000                14,995
Fractional Undivided Interest in the Trust per Unit (1)             1/14,997            1/15,000              1/14,995
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2) $    9.900          $    9.900            $    9.900
   Maximum Transactional Sales Charge of 2.65% of the
     Public Offering Price per Unit (2.677% of the net amount
     invested, exclusive of the deferred sales charge) (3)        $     .265          $     .265            $     .265
   Less Deferred Sales Charge per Unit                            $    (.165)         $    (.165)           $    (.165)
Public Offering Price per Unit (4)                                $   10.000          $   10.000            $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                   $    9.735          $    9.735            $    9.735
Redemption Price per Unit (based on aggregate underlying value
   of Securities less the deferred sales charge) (5)              $    9.735          $    9.735            $    9.735
Estimated Net Annual Distribution per Unit (6)                    $     .270          $     .302            $     N.A.
Cash CUSIP Number                                                 30266M 347          30266M 388            30266M 420
Reinvestment CUSIP Number                                         30266M 354          30266M 396            30266M 438
Fee Accounts Cash CUSIP Number                                    30266M 362          30266M 404            30266M 446
Fee Accounts Reinvestment CUSIP Number                            30266M 370          30266M 412            30266M 453
Security Code                                                          61525               61529                 61537
Ticker Symbol                                                         FDDRNX              FDDTNX                FTTPNX

First Settlement Date                                November 5, 2001
Mandatory Termination Date (7)                       November 29, 2002
Rollover Notification Date                           November 1, 2002
Special Redemption and Liquidation Period            November 15, 2002 to November 29, 2002
Income Distribution Record Date                      Fifteenth day of June and December, commencing December 15, 2001.
Income Distribution Date (6)                         Last day of June and December, commencing December 31, 2001.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on November 1, 2001, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum transactional sales charge consists of an initial sales charge and a deferred sales charge, but does not include the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) During the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distribution per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Dividend yield was not a selection criterion for The S&P Target 10 Portfolio, The S&P Target 24 Portfolio, The Nasdaq(R) Target 15 Portfolio, the Value Line(R) Target 25 Portfolio or the Total Target Portfolio. At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. We will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                              Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 13 months (except for The S&P Target 10 Portfolio and The S&P Target 24 Portfolio, each of which has a term of approximately 14 months) and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                         THE DOW (SM)            THE DOW (SM)            THE S&P TARGET
                                                         TARGET 5 PORTFOLIO      TARGET 10 PORTFOLIO     10 PORTFOLIO
                                                         NOVEMBER 2001 SERIES    NOVEMBER 2001 SERIES    NOVEMBER 2001 SERIES
                                                         _____________________   ______________________  ____________________
                                                                     Amount                    Amount                Amount
                                                                     per Unit                  per Unit              per Unit
                                                                     ________                  ________              ________
UNIT HOLDER SALES FEES
(as a percentage of public offering price)
Maximum sales charge
   Initial sales charge                                  1.00%(a)    $.100       1.00%(a)      $.100     1.00%(a)    $.100
   Deferred sales charge                                 1.65%(b)    $.165       1.65%(b)      $.165     1.65%(b)    $.165
   Creation and development fee cap                      0.30%(c)    $.030       0.30%(c)      $.030     0.30%(c)    $.030
                                                         ______      ______      ______        ______    ______      _____
   Maximum Sales Charges (including creation and         2.95%       $.295       2.95%         $.295     2.95%       $.295
     development fee cap)(c)                             ======      ======      ======        ======    ======      =====

ORGANIZATION COSTS
(as a percentage of public offering price)
   Estimated organization costs                          .225%(d)    $.0225      .225%(d)      $.0225    .225%(d)    $.0225
                                                         ======      ======      ======        ======    ======      ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                .060%       $.0060      .060%         $.0060    .060%       $.0060
   Trustee's fee and other operating expenses            .107%(f)     .0107      .107%(f)       .0107    .137%(f)     .0137
                                                         ______      ______      ______        ______    ______      ______
      Total                                              .167%       $.0167      .167%         $.0167    .197%       $.0197
                                                         ======      ======      ======        ======    ======      ======

                                                         THE S&P TARGET          THE NASDAQ (R)          VALUE LINE (R)
                                                         24 PORTFOLIO            TARGET 15 PORTFOLIO     TARGET 25 PORTFOLIO
                                                         NOVEMBER 2001 SERIES    NOVEMBER 2001 SERIES    NOVEMBER 2001 SERIES
                                                         _____________________   _____________________   ____________________
                                                                     Amount                    Amount                Amount
                                                                     per Unit                  per Unit              per Unit
                                                                     ________                  ________              ________
UNIT HOLDER SALES FEES
(as a percentage of public offering price)
Maximum sales charge
   Initial sales charge                                  1.00%(a)    $.100       1.00%(a)      $.100     1.00%(a)    $.100
   Deferred sales charge                                 1.65%(b)    $.165       1.65%(b)      $.165     1.65%(b)    $.165
Creation and development fee cap                         0.30%(c)    $.030       0.30%(c)      $.030     0.30%(c)    $.030
                                                         ______      ______      ______        ______    ______      ______
   Maximum Sales Charges (including creation and         2.95%       $.295       2.95%         $.295     2.95%       $.295
     development fee cap)(c)                             ======      ======      ======        ======    ======      ======

ORGANIZATION COSTS
(as a percentage of public offering price)
   Estimated organization costs                          .225%(d)    $.0225      .175%(d)     $.0175     .200%(d)    $.0200
                                                         ======      ======      ======       ======     ======      ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                .060%       $.0060      .060%        $.0060     .060%       $.0060
   Trustee's fee and other operating expenses            .137%(f)     .0137      .116%(f)      .0116     .178%(f)     .0178
                                                         ______      ______      ______       ______     ______      ______
      Total                                              .197%       $.0197      .176%        $.0176     .238%       $.0238
                                                         ======      ======      ======       ======     ======      ======

                                                         THE DOW(SM)             THE DOW(SM)             TOTAL TARGET
                                                         DART 5 PORTFOLIO        DART 10 PORTFOLIO       PORTFOLIO
                                                         NOVEMBER 2001 SERIES    NOVEMBER 2001 SERIES    NOVEMBER 2001 SERIES
                                                         _____________________   _____________________   ____________________
                                                                     Amount                   Amount                 Amount
                                                                     per Unit                 per Unit               per Unit
                                                                     ________                 ________               ________
UNIT HOLDER TRANSACTION EXPENSES
(as a percentage of public offering price)
Maximum sales charge
   Initial sales charge                                  1.00%(a)    $.100       1.00%(a)     $.100      1.00%(a)    $.100
   Deferred sales charge                                 1.65%(b)    $.165       1.65%(b)     $.165      1.65%(b)    $.165
Creation and development fee cap                         0.30%(c)    $.030       0.30%(c)      $.030     0.30%(c)    $.030
                                                         ______      ______      ______        ______    ______      ______
   Maximum Sales Charges (including creation and         2.95%       $.295       2.95%         $.295     2.95%       $.295
     development fee cap)(c)                             ======      ======      ======        ======    ======      ======

ORGANIZATION COSTS
(as a percentage of public offering price)
   Estimated organization costs                          .225%(d)    $.0225      .225%(d)     $.0225     .200%(d)    $.0200
                                                         ======      ======      ======       ======     ======      ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                .060%       $.0060      .060%        $.0060     .060%       $.0060
   Trustee's fee and other operating expenses            .107%(f)     .0107      .107%(f)      .0107     .130%(f)     .0130
                                                         ______      ______      ______       ______     ______      ______
      Total                                              .167%       $.0167      .167%        $.0167     .190%       $.0190
                                                         ======      ======      ======       ======     ======      ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year     3 Years    5 Years    10 Years
                                                          ______     _______    _______    ________
The Dow(sm) Target 5 Portfolio, November 2001 Series      $334       $817       $1,325     $2,719
The Dow(sm) Target 10 Portfolio, November 2001 Series      334        817        1,325      2,719
The S&P Target 10 Portfolio, November 2001 Series          337        826        1,340      2,749
The S&P Target 24 Portfolio, November 2001 Series          337        826        1,340      2,749
The Nasdaq(R) Target 15 Portfolio, November 2001 Series    330        804        1,305      2,678
Value Line(R)Target 25 Portfolio, November 2001 Series     339        830        1,348      2,765
The Dow(sm) DART 5 Portfolio, November 2001 Series         334        817        1,325      2,719
The Dow(sm) DART 10 Portfolio, November 2001 Series        334        817        1,325      2,719
Total Target Portfolio, November 2001 Series               334        816        1,324      2,717

The example assumes that the principal amount and distributions are rolled annually into a New Trust, and you are subject to a reduced transactional sales charge.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum transactional sales charge of 2.65% and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.165 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in ten monthly installments commencing December 20, 2001 (January 18, 2002 for The S&P Target 10 Portfolio and The S&P Target 24 Portfolio).

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of .30% per Trust collected at the end of the initial offering period which is generally 30 days (60 days for The S&P Target 10 Portfolio and The S&P Target 24 Portfolio). The creation and development fee is computed based on a Trust's average daily net asset value through the date of collection. If the value of your Units decreases over the initial offering period, the creation and development fee as a percentage of your initial investment will be less than .30%. However, in no event will we collect more than .30% of your initial investment if the value of your Units increases over the initial offering period.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for all Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                       Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 568


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 568, comprising The Dow (sm) Target 5 Portfolio, November 2001 Series; The Dow (sm) Target 10 Portfolio, November 2001 Series; The S&P Target 10 Portfolio, November 2001 Series; The S&P Target 24 Portfolio, November 2001 Series; The Nasdaq(R) Target 15 Portfolio, November 2001 Series; Value Line(R) Target 25 Portfolio, November 2001 Series; The Dow (sm) Dividend And Repurchase Target 5 Portfolio, November 2001 Series; The Dow (sm) Dividend And Repurchase Target 10 Portfolio, November 2001 Series; and Total Target Portfolio, November 2001 Series (the "Trusts"), as of the opening of business on October 31, 2001 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Chase Manhattan Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on October 31, 2001, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 568, comprising The Dow (sm) Target 5 Portfolio, November 2001 Series; The Dow (sm) Target 10 Portfolio, November 2001 Series; The S&P Target 10 Portfolio, November 2001 Series; The S&P Target 24 Portfolio, November 2001 Series; The Nasdaq(R) Target 15 Portfolio, November 2001 Series; Value Line(R) Target 25 Portfolio, November 2001 Series; The Dow (sm) Dividend And Repurchase Target 5 Portfolio, November 2001 Series; The Dow (sm) Dividend And Repurchase Target 10 Portfolio, November 2001 Series; and Total Target Portfolio, November 2001 Series, at the opening of business on October 31, 2001 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
October 31, 2001

                        Statements of Net Assets

                                 FT 568


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2001


                                                                   The Dow(sm)         The Dow(sm)          The S&P
                                                                   Target 5 Portfolio  Target 10 Portfolio  Target 10 Portfolio
                                                                   November            November             November
                                                                   2001 Series         2001 Series          2001 Series
                                                                   _____________       ____________         ___________
NET ASSETS
Investment in Securities represented by
   purchase contracts (1) (2)                                      $148,514            $148,460             $148,573
Less liability for reimbursement to Sponsor
   for organization costs (3)                                          (338)               (337)                (338)
Less liability for deferred sales charge (4)                         (2,475)             (2,474)              (2,476)
                                                                   _________           _________            _________
Net assets                                                         $145,701            $145,649             $145,759
                                                                   =========           =========            =========
Units outstanding                                                    15,001              14,996               15,007

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $150,014            $149,960             $150,074
Less maximum transactional sales charge (5)                          (3,975)             (3,974)              (3,977)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                          (338)               (337)                (338)
                                                                   _________           _________            _________
Net assets                                                         $145,701            $145,649             $145,759
                                                                   =========           =========            =========

__________

See "Notes to Statements of Net Assets" on page 12.

                          Statements of Net Assets

                                 FT 568


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2001


                                                                   The S&P              The Nasdaq(R)        Value Line(R)
                                                                   Target 24 Portfolio  Target 15 Portfolio  Target 25 Portfolio
                                                                   November             November             November
                                                                   2001 Series          2001 Series          2001 Series
                                                                   ____________         ______________       ___________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $148,470             $148,484             $148,475
Less liability for reimbursement to Sponsor
   for organization costs (3)                                          (337)                (262)                (300)
Less liability for deferred sales charge (4)                         (2,475)              (2,475)              (2,475)
                                                                   ________             ________             ________
Net assets                                                         $145,658             $145,747             $145,700
                                                                   ========             ========             ========
Units outstanding                                                    14,997               14,998               14,997

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $149,969             $149,983             $149,974
Less maximum transactional sales charge (5)                          (3,974)              (3,974)              (3,974)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                          (337)                (262)                (300)
                                                                   ________             ________             ________
Net assets                                                         $145,658             $145,747             $145,700
                                                                   ========             ========             ========

__________

See "Notes to Statements of Net Assets" on page 12.

                         Statements of Net Assets

                                 FT 568


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2001


                                                                   The Dow(sm)         The Dow(sm)         Total Target
                                                                   DART 5 Portfolio    DART 10 Portfolio   Portfolio
                                                                   November            November            November
                                                                   2001 Series         2001 Series         2001 Series
                                                                   ____________        ______________      ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                   $148,469            $148,496            $148,452
Less liability for reimbursement to Sponsor
   for organization costs (3)                                          (337)               (338)               (300)
Less liability for deferred sales charge (4)                         (2,475)             (2,475)             (2,474)
                                                                   ________            ________            ________
Net assets                                                         $145,657            $145,683            $145,678
                                                                   ========            ========            ========
Units outstanding                                                    14,997              15,000              14,995

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $149,968            $149,996            $149,952
Less maximum transactional sales charge (5)                          (3,974)             (3,975)             (3,974)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                          (337)               (338)               (300)
                                                                   ________            ________            ________
Net assets                                                         $145,657            $145,683            $145,678
                                                                   ========            ========            ========

______________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,800,000 will be allocated among each of the nine Trusts in FT 568, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0225, $.0225, $.0225, $.0225, $.0175, $.0200, $.0225, $.0225 and $.0200 per
Unit for The Target 5 Portfolio, The Target 10 Portfolio, The S&P Target 10 Portfolio, The S&P Target 24 Portfolio, The Nasdaq(R) Target 15 Portfolio, the Value Line(R) Target 25 Portfolio, The DART 5 Portfolio, The DART 10 Portfolio and the Total Target Portfolio, respectively. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.165 per Unit), payable to the Sponsor in ten equal monthly installments beginning on December 20, 2001 (January 18, 2002 for The S&P Target 10 Portfolio Portfolio and The S&P Target 24 Portfolio) and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 20, 2002 (October 18, 2002 for The S&P Target 10 Portfolio and The S&P Target 24 Portfolio). If Unit holders redeem Units before September 20, 2002 (October 18, 2002 for The S&P Target 10 Portfolio and The S&P Target 24 Portfolio), they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The aggregate cost to investors in a Trust includes a maximum transactional sales charge (comprised of an initial and a deferred sales charge) computed at the rate of 2.65% of the Public Offering Price (equivalent to 2.677% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of the transactional sales charge as set forth under "Public Offering."

                          Schedule of Investments

          The Dow(sm) Target 5 Portfolio, November 2001 Series
                                 FT 568


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2001


                                                                       Percentage       Market
Number                                                                 of Aggregate     Value       Cost of        Current
of        Ticker Symbol and Name of                                    Offering         per         Securities to  Dividend
Shares    Issuer of Securities (1)                                     Price            Share       the Trust (2)  Yield (3)
______    _______________________________                              ____________     _________   _____________  _________
1,068     EK       Eastman Kodak Company                                 20%            $27.800     $ 29,690         6.47%
1,035     HON      Honeywell International Inc.                          20%             28.700       29,705         2.61%
  813     IP       International Paper Company                           20%             36.550       29,715         2.74%
  836     JPM      J.P. Morgan Chase & Co. (4)                           20%             35.510       29,686         3.83%
  780     SBC      SBC Communications Inc.                               20%             38.100       29,718         2.69%
                                                                       _______                      _________
                        Total Investments                               100%                        $148,514
                                                                       =======                      =========

_____________

See "Notes to Schedules of Investments" on page 22.

                          Schedule of Investments

          The Dow(sm) Target 10 Portfolio, November 2001 Series
                                 FT 568


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2001


                                                                        Percentage      Market
Number                                                                  of Aggregate    Value       Cost of        Current
of         Ticker Symbol and Name of                                    Offering        per         Securities to  Dividend
Shares     Issuer of Securities (1)                                     Price           Share       the Trust (2)  Yield (3)
______     _______________________________                              _________       _______     _________      _________
331        CAT      Caterpillar Inc.                                      10%           $44.910     $ 14,865       3.12%
369        DD       E.I. du Pont de Nemours and Company                   10%            40.230       14,845       3.48%
534        EK       Eastman Kodak Company                                 10%            27.800       14,845       6.47%
376        XOM      Exxon Mobil Corporation                               10%            39.460       14,837       2.33%
355        GM       General Motors Corporation                            10%            41.840       14,853       4.78%
517        HON      Honeywell International Inc.                          10%            28.700       14,838       2.61%
406        IP       International Paper Company                           10%            36.550       14,840       2.74%
418        JPM      J.P. Morgan Chase & Co. (4)                           10%            35.510       14,843       3.83%
311        MO       Philip Morris Companies Inc.                          10%            47.700       14,835       4.86%
390        SBC      SBC Communications Inc.                               10%            38.100       14,859       2.69%
                                                                        _______                     ________
                         Total Investments                               100%                       $148,460
                                                                        =======                     ========

_____________

See "Notes to Schedules of Investments" on page 22.

                           Schedule of Investments

            The S&P Target 10 Portfolio, November 2001 Series
                                 FT 568


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2001


                                                                                Percentage
Number                                                                          of Aggregate     Market       Cost of
of          Ticker Symbol and                                                   Offering         Value per    Securities to
Shares      Name of Issuer of Securities (1)                                    Price            Share        the Trust (2)
______      ________________________                                            ___________      ________     __________
471         ABS      Albertson's, Inc.                                             10%           $ 31.500     $ 14,837
331         CAT      Caterpillar Inc.                                              10%             44.910       14,865
309         LMT      Lockheed Martin Corporation                                   10%             48.000       14,832
453         LOW      Lowe's Companies, Inc.                                        10%             32.800       14,858
484         MAY      The May Department Stores Company                             10%             30.700       14,859
401         MCK      McKesson Corporation                                          10%             37.060       14,861
313         PX       Praxair, Inc.                                                 10%             47.390       14,833
105         PGR      The Progressive Corporation                                   10%            142.000       14,910
252         THC      Tenet Healthcare Corporation                                  10%             58.980       14,863
574         WMI      Waste Management, Inc.                                        10%             25.880       14,855
                                                                                ______                         _______
                          Total Investments                                       100%                        $148,573
                                                                                =====                         ========

___________

See "Notes to Schedules of Investments" on page 22.

                         Schedule of Investments

            The S&P Target 24 Portfolio, November 2001 Series
                                 FT 568


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2001


                                                                                Percentage
Number                                                                          of Aggregate    Market       Cost of
of          Ticker Symbol and                                                   Offering        Value per    Securities to
Shares      Name of Issuer of Securities (1)                                    Price           Share        the Trust (2)
______      ________________________                                            ___________     ________     __________
 32         AT       ALLTEL Corporation                                          1.23%          $57.160      $  1,829
330         APCC     American Power Conversion Corporation                       2.84%           12.770         4,214
104         AMGN     Amgen Inc.                                                  3.98%           56.880         5,916
 60         ADSK     Autodesk, Inc.                                              1.36%           33.620         2,017
140         AZO      AutoZone, Inc.                                              5.14%           54.480         7,627
 88         AVP      Avon Products, Inc.                                         2.75%           46.390         4,082
191         BLS      BellSouth Corporation                                       4.76%           36.970         7,061
 27         BMET     Biomet, Inc.                                                0.56%           30.720           829
 22         BR       Burlington Resources Inc.                                   0.55%           37.250           820
 14         CTL      CenturyTel, Inc.                                            0.30%           31.350           439
113         CVX      ChevronTexaco Corporation                                   6.77%           89.000        10,057
111         DLX      Deluxe Corporation                                          2.60%           34.820         3,865
214         FDO      Family Dollar Stores, Inc.                                  4.09%           28.410         6,080
285         GPC      Genuine Parts Company                                       6.31%           32.870         9,368
304         JNJ      Johnson & Johnson                                          11.85%           57.850        17,586
209         KLAC     KLA-Tencor Corporation                                      5.58%           39.660         8,289
367         MXIM     Maxim Integrated Products, Inc.                            10.67%           43.160        15,840
305         MCO      Moody's Corporation                                         7.20%           35.040        10,687
289         SLE      Sara Lee Corporation                                        4.31%           22.140         6,399
105         SWK      The Stanley Works                                           2.69%           38.070         3,997
433         SV       Stilwell Financial, Inc.                                    5.91%           20.250         8,768
  9         SUN      Sunoco, Inc.                                                0.23%           37.650           339
240         TMK      Torchmark Corporation                                       6.05%           37.440         8,986
 68         WWY      Wm. Wrigley Jr. Company                                     2.27%           49.630         3,375
                                                                                ______                        _______
                          Total Investments                                       100%                       $148,470
                                                                                =====                        ========

___________

See "Notes to Schedules of Investments" on page 22.

                         Schedule of Investments

         The Nasdaq(R) Target 15 Portfolio, November 2001 Series
                                 FT 568


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2001


                                                                                      Percentage
Number                                                                                of Aggregate  Market      Cost of
of         Ticker Symbol and                                                          Offering      Value per   Securities to
Shares     Name of Issuer of Securities (1)                                           Price         Share       the Trust (2)
______     _______________________________________                                    ___________   ________    _____________
652        AMGN      Amgen Inc.                                                       24.98%        $56.880     $ 37,086
 80        ADRX      Andrx Group                                                       3.48%         64.520        5,162
316        BBBY      Bed Bath & Beyond Inc.                                            5.31%         24.970        7,891
171        BGEN      Biogen, Inc.                                                      6.12%         53.180        9,094
305        BMET      Biomet, Inc.                                                      6.31%         30.720        9,370
194        CTAS      Cintas Corporation                                                5.28%         40.420        7,841
411        CPWR      Compuware Corporation                                             2.79%         10.090        4,147
546        CEFT      Concord EFS, Inc.                                                 9.76%         26.550       14,496
518        COST      Costco Wholesale Corporation                                     13.09%         37.530       19,441
220        KLAC      KLA-Tencor Corporation                                            5.88%         39.660        8,725
155        MCHP      Microchip Technology Incorporated                                 3.17%         30.330        4,701
161        NVDA      NVIDIA Corporation                                                4.55%         42.000        6,762
165        NVLS      Novellus Systems, Inc.                                            3.55%         31.960        5,273
 87        PCAR      PACCAR Inc.                                                       3.06%         52.120        4,534
270        SSCC      Smurfit-Stone Container Corporation                               2.67%         14.670        3,961
                                                                                      ______                    ________
                          Total Investments                                             100%                    $148,484
                                                                                      =====                     ========

______________

See "Notes to Schedules of Investments" on page 22.

                         Schedule of Investments

         Value Line(R) Target 25 Portfolio, November 2001 Series
                                 FT 568


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2001


                                                                                    Percentage
Number                                                                              of Aggregate   Market        Cost of
of          Ticker Symbol and                                                       Offering       Value per     Securities to
Shares      Name of Issuer of Securities (1)                                        Price          Share         the Trust (2)
______      _______________________________________                                 _________      _________     _____________
243         NDN         99 Cents Only Stores                                         5.58%         $34.100       $  8,286
 97         ATK         Alliant Techsystems Inc.                                     5.72%          87.550          8,492
 42         AMWD        American Woodmark Corporation                                1.01%          35.550          1,493
128         APOG        Apogee Enterprises, Inc.                                     1.19%          13.810          1,768
532         APOL        Apollo Group, Inc. (Class A)                                14.55%          40.610         21,605
175         APPB        Applebee's International, Inc.                               3.41%          28.920          5,061
530         AZO         AutoZone, Inc.                                              19.45%          54.480         28,874
102         CHTT        Chattem, Inc.                                                1.01%          14.650          1,494
135         CHS         Chico's FAS, Inc.                                            2.31%          25.450          3,436
262         CPRT        Copart, Inc.                                                 5.20%          29.490          7,726
135         DP          Diagnostic Products Corporation                              4.12%          45.360          6,124
 75         FRED        Fred's, Inc.                                                 1.66%          32.760          2,457
105         GPI         Group 1 Automotive, Inc.                                     1.84%          26.010          2,731
125         HDL         Handleman Company                                            1.01%          11.960          1,495
147         HELE        Helen of Troy Limited                                        1.00%          10.150          1,492
111         ESI         ITT Educational Services, Inc.                               2.92%          39.100          4,340
146         ITG         Investment Technology Group, Inc.                            6.36%          64.700          9,446
107         LNY         Landry's Restaurants, Inc.                                   1.22%          16.900          1,808
114         MNTR        Mentor Corporation                                           2.05%          26.710          3,045
148         MIKE        Michaels Stores, Inc.                                        5.25%          52.630          7,789
 67         NAFC        Nash-Finch Company                                           1.01%          22.440          1,504
252         PBY         The Pep Boys-Manny, Moe & Jack                               1.99%          11.730          2,956
137         RYAN        Ryan's Family Steak Houses, Inc.                             1.67%          18.100          2,480
564         SCRI        SICOR Inc.                                                   7.46%          19.640         11,077
104         WMAR        West Marine, Inc.                                            1.01%          14.380          1,496
                                                                                    ________                     ________
                                Total Investments                                     100%                       $148,475
                                                                                    =======                      ========

___________

See "Notes to Schedules of Investments" on page 22.

                         Schedule of Investments

      The Dow(sm) Dividend And Repurchase Target 5 Portfolio,
                         November 2001 Series
                                 FT 568


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2001


                                                                           Percentage
Number                                                                     of Aggregate  Market      Cost of        Current
of         Ticker Symbol and                                               Offering      Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)                                Price         Share       the Trust (2)   Yield (3)
______     _______________________________________                         ___________   ________    _____________  __________
899        BA        The Boeing Company                                      20%         $33.030     $ 29,694       2.06%
661        CAT       Caterpillar Inc.                                        20%          44.910       29,686       3.12%
738        DD        E.I. du Pont de Nemours and Company                     20%          40.230       29,690       3.48%
753        XOM       Exxon Mobil Corporation                                 20%          39.460       29,713       2.33%
836        JPM       J.P. Morgan Chase & Co. (4)                             20%          35.510       29,686       3.83%
                                                                           _____                     ________
                          Total Investments                                 100%                     $148,469
                                                                           =====                     ========

___________

See "Notes to Schedules of Investments" on page 22.

                          Schedule of Investments

         The Dow(sm) Dividend And Repurchase Target 10 Portfolio,
                           November 2001 Series
                                 FT 568


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2001


                                                                           Percentage
Number                                                                     of Aggregate  Market      Cost of        Current
of         Ticker Symbol and                                               Offering      Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)                                Price         Share       the Trust (2)   Yield (3)
______     _______________________________________                         ___________   ________    _____________  __________
448        AA        Alcoa Inc.                                              10%         $33.170     $ 14,860       1.81%
450        BA        The Boeing Company                                      10%          33.030       14,864       2.06%
331        CAT       Caterpillar Inc.                                        10%          44.910       14,865       3.12%
369        DD        E.I. du Pont de Nemours and Company                     10%          40.230       14,845       3.48%
534        EK        Eastman Kodak Company                                   10%          27.800       14,845       6.47%
376        XOM       Exxon Mobil Corporation                                 10%          39.460       14,837       2.33%
355        GM        General Motors Corporation                              10%          41.840       14,853       4.78%
875        HWP       Hewlett-Packard Company                                 10%          16.970       14,849       1.89%
418        JPM       J.P. Morgan Chase & Co. (4)                             10%          35.510       14,843       3.83%
311        MO        Philip Morris Companies Inc.                            10%          47.700       14,835       4.86%
                                                                           ______                    ________
                          Total Investments                                 100%                     $148,496
                                                                           =====                     ========

___________

See "Notes to Schedules of Investments" on page 22.

                         Schedule of Investments

              Total Target Portfolio, November 2001 Series
                                 FT 568


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2001


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and Name of                                               of Aggregate     Value       Securities to
Shares     Issuer of Securities (1)                                                OfferingPrice    perShare    the Trust (2)
______     _______________________________                                         ____________     _________   _____________
           Dow(sm) DART 5 Strategy Stocks (33.34%):
           ______________________________
300        BA        The Boeing Company                                             6.67%           $ 33.03      $  9,909
220        CAT       Caterpillar Inc.                                               6.66%             44.91         9,880
246        DD        E.I. du Pont de Nemours and Company                            6.67%             40.23         9,897
251        XOM       Exxon Mobil Corporation                                        6.67%             39.46         9,904
279        JPM       J.P. Morgan Chase & Co. (4)                                    6.67%             35.51         9,907

           The S&P Target 10 Strategy Stocks (33.35%):
           __________________________________
157        ABS       Albertson's, Inc.                                              3.33%             31.50         4,946
110        CAT       Caterpillar Inc.                                               3.33%             44.91         4,940
103        LMT       Lockheed Martin Corporation                                    3.33%             48.00         4,944
151        LOW       Lowe's Companies, Inc.                                         3.34%             32.80         4,953
161        MAY       The May Department Stores Company                              3.33%             30.70         4,943
134        MCK       McKesson Corporation                                           3.35%             37.06         4,966
104        PX        Praxair, Inc.                                                  3.32%             47.39         4,929
 35        PGR       The Progressive Corporation                                    3.35%            142.00         4,970
 84        THC       Tenet Healthcare Corporation                                   3.34%             58.98         4,954
191        WMI       Waste Management, Inc.                                         3.33%             25.88         4,943

           The Nasdaq(R) Target 15 Strategy Stocks (33.31%):
           _______________________________________
217        AMGN      Amgen Inc.                                                     8.31%             56.88        12,343
 27        ADRX      Andrx Group                                                    1.17%             64.52         1,742
105        BBBY      Bed Bath & Beyond Inc.                                         1.77%             24.97         2,622
 57        BGEN      Biogen, Inc.                                                   2.04%             53.18         3,031
101        BMET      Biomet, Inc.                                                   2.09%             30.72         3,103
 65        CTAS      Cintas Corporation                                             1.77%             40.42         2,628
137        CPWR      Compuware Corporation                                          0.93%             10.09         1,382
182        CEFT      Concord EFS, Inc.                                              3.25%             26.55         4,832
172        COST      Costco Wholesale Corporation                                   4.35%             37.53         6,455
 73        KLAC      KLA-Tencor Corporation                                         1.95%             39.66         2,895
 52        MCHP      Microchip Technology Incorporated                              1.06%             30.33         1,577
 54        NVDA      NVIDIA Corporation                                             1.53%             42.00         2,268
 55        NVLS      Novellus Systems, Inc.                                         1.18%             31.96         1,758
 29        PCAR      PACCAR Inc.                                                    1.02%             52.12         1,511
 90        SSCC      Smurfit-Stone Container Corporation                            0.89%             14.67         1,320
                                                                                   _______                        _______
                       Total Investments                                             100%                        $148,452
                                                                                   =======                       ========

______________

See "Notes to Schedules of Investments" on page 22.

Page 21


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on October 31, 2001. Each Trust has a Mandatory Termination Date of November 29, 2002 (except for The S&P Target 10 Portfolio and The S&P Target 24 Portfolio, each of which has a Mandatory Termination Date of December 31, 2002).

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on October 30, 2001, the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of
                                                          Securities   Profit
                                                          to Sponsor   (Loss)
                                                          ___________  ______
The Dow(sm) Target 5 Portfolio, November 2001 Series      $148,152     $   362
The Dow(sm) Target 10 Portfolio, November 2001 Series      148,275         185
The S&P Target 10 Portfolio, November 2001 Series          149,523        (950)
The S&P Target 24 Portfolio, November 2001 Series          150,553      (2,083)
The Nasdaq(R) Target 15 Portfolio, November 2001 Series    151,238      (2,754)
Value Line(R) Target 25 Portfolio, November 2001 Series    150,943      (2,468)
The Dow(sm) DART 5 Portfolio, November 2001 Series         149,005        (536)
The Dow(sm) DART 10 Portfolio, November 2001 Series        148,447          49
Total Target Portfolio, November 2001 Series               149,866      (1,414)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annual ordinary dividend paid or declared on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit.

(4) J.P. Morgan Chase & Co. is the parent company of The Chase Manhattan Bank, the Trustee.

                       The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 568, consists of nine separate portfolios set forth below:

- The Dow(sm) Target 5 Portfolio
- The Dow(sm) Target 10 Portfolio
- The S&P Target 10 Portfolio
- The S&P Target 24 Portfolio
- The Nasdaq(R) Target 15 Portfolio
- Value Line(R) Target 25 Portfolio
- The Dow(sm) DART 5 Portfolio
- The Dow(sm) DART 10 Portfolio
- Total Target Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide above-average return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

Dividend Yield Strategies.

The Dow(sm) Target 5 Strategy and the Dow(sm) Target 10 Strategy invest in stocks with high dividend yields. By selecting stocks with the highest dividend yields, each Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of these Trusts, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(sm) Target 5 Portfolio seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index.

The Target 5 Portfolio Strategy.

The Dow(sm) Target 5 Portfolio stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the Dow Jones Industrial Average ("DJIA") by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select the five stocks with the lowest per share stock price for The Target 5 Portfolio.


Based on the composition of the portfolio on the Initial Date of Deposit, the Dow(sm) Target 5 Portfolio is considered a Large-Cap Value Trust.


The Target 10 Portfolio Strategy.

The Dow(sm) Target 10 Portfolio stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks for The Target 10 Portfolio.


Based on the composition of the portfolio on the Initial Date of Deposit, the Dow(sm) Target 10 Portfolio is considered a Large-Cap Value Trust.


The S&P Target 10 Portfolio Strategy.

The S&P Target 10 Portfolio Strategy selects a portfolio of 10 of the largest Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") stocks with the lowest price-to-sales ratios and greatest one-year price appreciation as a means to achieving its investment objective. The S&P Target 10 Portfolio stocks are determined as follows:

Step 1: We select the 250 largest companies based on market capitalization which are components of the S&P 500 Index as of two business days prior to the date of this prospectus.

Step 2: From the above list, the 125 companies with the lowest price to sales ratios are selected.

Step 3: The 10 companies which had the greatest one-year stock price appreciation are selected for The S&P Target 10 Portfolio.


Based on the composition of the portfolio on the Initial Date of Deposit, The S&P Target 10 Portfolio is considered a Large-Cap Value Trust.


The S&P Target 24 Portfolio Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

Factor 1:   Trailing four quarters' return on assets, which is net
income divided by average assets. Those stocks with high return on assets achieve better rankings.

Factor 2:   Buyback yield, which measures the percentage decrease in
common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

Factor 3:   Bullish interest indicator, which compares the number of
shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.

The Nasdaq(R) Target 15 Portfolio Strategy.

The Nasdaq(R) Target 15 Portfolio Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Portfolio stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best (1) to worst
(100)).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Portfolio.

The stocks which comprise The Nasdaq(R) Target 15 Portfolio are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than 1% or 25% or more of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Value Line(R) Target 25 Portfolio Strategy.

The Value Line(R) Target 25 Portfolio invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 94% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on a long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line Target 25 Portfolio is determined as follows:

Step 1: We start with the 100 stocks which Value Line(R) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of companies considered to be securities related issuers and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following screens as of two business days prior to the date of this prospectus.

Step 2: We screen for consistent growth by ranking these remaining stocks based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then screen for profitability by ranking the stocks by their return on assets.

Step 4: Finally, we screen for value by ranking the stocks based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line(R) Target 25 Portfolio.

The stocks which comprise the Value Line(R) Target 25 Portfolio are weighted by market capitalization subject to the restriction that no stock will comprise less than 1% or 25% or more of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

The Dow(sm) Dividend and Repurchase Target Portfolio Strategies.

Both the Dow(sm) Dividend and Repurchase Target ("DART") 5 Portfolio Strategy and the Dow(sm) DART 10 Portfolio Strategy select a portfolio of DJIA stocks with high dividend yields and/or high buyback ratios and, for the Dow(sm) DART 5 Portfolio Strategy, high return on assets, as a means to achieving each Strategy's investment objective. By analyzing dividend yields, each Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) Dividend and Repurchase Target 5 Portfolio Strategy.

The Dow(sm) DART 5 Portfolio stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select the five stocks with the greatest increase in the percentage change in return on assets in the most recent year as compared to the previous year for The Dow(sm) DART 5 Portfolio.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) DART 5 Portfolio is considered a Large-Cap Value Trust.


The Dow(sm) Dividend and Repurchase Target 10 Portfolio Strategy.

The Dow(sm) DART 10 Portfolio stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios for The Dow(sm) DART 10 Portfolio.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) DART 10 Portfolio is considered a Large-Cap Value Trust.


Total Target Portfolio Strategy.

The objective of the Total Target Portfolio is to provide an above-average total return through an investment in the common stocks of companies which are selected by applying three of the strategies described previously, the Dow(sm) DART 5 Strategy, The S&P Target 10 Strategy and The Nasdaq(R) Target 15 Strategy. While each of these strategies also seeks to provide an above-average total return, each follows a different investment strategy. The Trust seeks to outperform the combined return of the DJIA, the S&P 500 Index and the Nasdaq-100 Index(R). The Trust's objective is to offer enhanced performance over a pure value strategy while reducing the potential risk of a pure growth strategy. We believe that this may provide investors with a better opportunity to succeed regardless of which investment style prevails moving forward. With the Total Target Strategy investors have the ability to capture the broader market, a convenient blend of old and new economy stocks. The Securities which comprise each of the three strategies which make up the Total Target Portfolio were chosen by applying the same selection criteria applicable to the individual strategies. The composition of the Total Target Portfolio on the date of this prospectus is as follows:

- Approximately 1/3 common stocks which comprise the Dow(sm) DART 5
Strategy;

- Approximately 1/3 common stocks which comprise The S&P Target 10
Strategy; and

- Approximately 1/3 common stocks which comprise The Nasdaq(R) Target 15
Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Total Target Portfolio is considered a Large-Cap Blend Trust.


Please note that we applied the strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The style and capitalization characteristics used to describe the Trusts are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $8 billion; Large-Cap-over $8 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"Dow Jones Industrial Average(sm) ," "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular, The Dow(sm) Target 5 Portfolio, The Dow(sm) Target 10 Portfolio, The Dow(sm) DART 5 Portfolio, The Dow(sm) DART 10

Portfolio and the Total Target Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 10 Portfolio, The S&P Target 24 Portfolio and the Total Target Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Trusts. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Nike Securities L.P. The Value Line(R) Target 25 Portfolio is not sponsored, recommended, sold or promoted by Value Line Publishing, Inc. Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trust.

Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and Value Line, as well as the publishers of the FT Index and Hang Seng Index, are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have given us a license to use their index nor have they approved of any of the information in this prospectus.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 13-month (14-month in the case of The S&P Target 10 Portfolio and The S&P Target 24 Portfolio) life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain of the Trusts are issued by companies with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Trusts which use dividend yield as a selection criteria employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of the Trusts or that these Securities will increase in value.


Two of the Securities in The Nasdaq(R) Target 15 Portfolio represent approximately 38.07% of the value of this Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee that the strategy or the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's comparative index. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Biotechnology/Pharmaceutical Industries. Because more than 25% of The Nasdaq(R) Target 15 Portfolio is invested in biotechnology and pharmaceutical companies, this Trust is considered to be concentrated in the biotechnology and pharmaceutical industries. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. In addition, the potential for an increased amount of required disclosure of proprietary scientific information could negatively impact the competitive position of these companies. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.


Retail Industry. The S&P(R) Target 10 Portfolio and the Value Line(R) Target 25 Portfolio are each considered to be concentrated in the retail industry. General risks of retail companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns.



Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Philip Morris Companies Inc., or of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.


           Hypothetical Performance Information

The following table compares hypothetical performance information for the strategies employed by each Trust and the actual performance of the DJIA, S&P 500 Index and Nasdaq-100 Index(R) and a combination of the DJIA, S&P 500 Index and Nasdaq-100 Index(R) (the "Cumulative Index Returns") in each of the full years listed below (and as of the most recent quarter).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in all stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

You should note that the Trusts are not designed to parallel movements in any index or combination of indexes, and it is not expected that they will do so. In fact, each Trust's strategy or strategies underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA. The DJIA consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

Nasdaq-100 Index(R). The Nasdaq-100 Index(R) consists of the 100 largest and most active non-financial domestic and international companies listed on the Nasdaq National Market System.

                                                 COMPARISON OF TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                                           Hypothetical Strategy Total Returns(1)
       _____________________________________________________________________________________________________________
                             The S&P    The S&P     The Nasdaq(R)  Value Line(R)  The Dow(sm)   The Dow(sm)  Total
       Target 5   Target 10  Target 10  Target 24   Target 15      Target 25      DART 5        DART 10      Target
Year   Strategy   Strategy   Strategy   Strategy    Strategy       Strategy       Strategy      Strategy     Strategy
____   ________   _________  _________  __________  _____________  _____________  ___________   ___________  ________
1972    19.15%     19.98%                                                          14.47%       19.98%
1973    17.47%      1.60%                                                           8.37%       -4.61%
1974    -7.71%     -3.38%                                                          -0.17%       -9.41%
1975    61.88%     53.27%                                                          44.98%       54.94%
1976    38.25%     32.51%                                                          27.48%       32.51%
1977     3.08%     -4.30%                                                           0.97%       -4.30%
1978    -1.15%     -2.33%                                                           8.54%       -4.29%
1979     7.38%     10.53%                                                          15.12%       10.53%
1980    38.97%     25.29%     51.31%                                               41.28%       22.22%
1981     0.80%      5.03%     15.39%                                               -8.32%       -0.37%
1982    40.64%     24.52%     35.49%                                               19.51%       24.85%
1983    33.70%     36.37%     17.95%                                               34.33%       37.73%
1984     8.65%      3.80%     13.79%                                               10.92%        3.80%
1985    35.65%     26.91%     44.32%                                31.99%         40.51%       36.61%
1986    28.26%     32.96%     19.22%     18.19%      19.22%         20.00%         46.71%       39.23%        27.49%
1987     8.23%      3.17%      6.68%      1.63%      11.65%         16.77%          3.61%        2.83%         7.31%
1988    18.92%     21.99%     17.77%      4.48%      -2.91%         -9.35%         15.87%       16.49%        10.24%
1989     8.09%     24.37%     36.88%     22.52%      34.70%         46.29%         37.45%       25.88%        36.34%
1990   -17.96%    -10.11%     -7.98%      6.67%      -7.67%          3.12%          3.36%       -1.10%        -4.10%
1991    59.15%     31.54%     22.03%     40.41%     106.13%         83.73%         39.86%       41.10%        55.98%
1992    20.33%      5.26%     20.69%     -1.47%      -2.47%         -2.49%         10.43%        6.09%         9.55%
1993    31.35%     24.48%     39.40%      8.29%      25.98%         25.26%         17.35%       18.59%        27.57%
1994     5.83%      1.81%      5.70%      5.15%       8.08%         13.40%         -8.04%       -2.20%         1.91%
1995    27.87%     34.17%     22.64%     39.35%      51.04%         52.64%         43.82%       35.45%        39.16%
1996    23.60%     25.74%     23.98%     31.53%      57.22%         54.86%         32.78%       32.27%        37.99%
1997    17.43%     19.12%     59.74%     30.42%      32.53%         34.45%         19.13%       23.05%        37.13%
1998     9.89%      8.12%     47.20%     40.02%     119.86%         91.50%         24.82%       17.42%        63.94%
1999    -9.58%      2.64%      1.06%     41.01%      97.46%        112.45%         17.27%       15.94%        38.57%
2000     8.62%      3.57%    -11.24%      3.87%     -16.90%        -10.83%        -11.75%        8.19%       -13.30%
2001    -5.06%     -9.79%    -17.37%    -19.63%     -36.92%        -21.31%        -23.00%      -23.65%       -25.97%
(thru
9/30)

                  Index Total Returns
       ______________________________________________
                                        Cumulative
                 S&P 500    Nasdaq-     Index
Year   DJIA      Index      100 Index   Returns(4)
____   _____     _______    _________   __________
1972    18.38%    18.89%
1973   -13.20%   -14.57%
1974   -23.64%   -26.33%
1975    44.46%    36.84%
1976    22.80%    23.64%
1977   -12.91%    -7.25%
1978     2.66%     6.49%
1979    10.60%    18.22%
1980    21.90%    32.11%
1981    -3.61%    -4.92%
1982    26.85%    21.14%
1983    25.82%    22.28%
1984     1.29%     6.22%
1985    33.28%    31.77%
1986    27.00%    18.31%      6.89%     17.40%
1987     5.66%     5.33%     10.49%      7.16%
1988    16.03%    16.64%     13.54%     15.41%
1989    32.09%    31.35%     26.17%     29.87%
1990    -0.73%    -3.30%    -10.41%     -4.82%
1991    24.19%    30.40%     64.99%     39.85%
1992     7.39%     7.62%      8.86%      7.96%
1993    16.87%     9.95%     11.67%     12.83%
1994     5.03%     1.34%      1.74%      2.71%
1995    36.67%    37.22%     43.01%     38.96%
1996    28.71%    22.82%     42.74%     31.42%
1997    24.82%    33.21%     20.76%     26.26%
1998    18.03%    28.57%     85.43%     44.01%
1999    27.06%    20.94%    102.08%     50.02%
2000    -4.70%    -9.08%    -36.82%    -16.87%
2001   -17.18%   -20.58%    -50.08%    -29.28%
(thru
9/30)

____________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the table, over the full years listed above, the Target 5 Strategy, the Target 10 Strategy, The S&P Target 10 Strategy, The S&P Target 24 Strategy, The Nasdaq(R) Target 15 Strategy, the Value Line(R) Target 25 Strategy, The Dow(sm) DART 5 Strategy, The Dow(sm) DART 10 Strategy and the Total Target Strategy achieved an average annual total return of 17.04%, 14.83%, 19.76%, 18.44%, 29.79%, 30.89%, 17.77%, 16.05%
and 23.15%, respectively. In addition, over each stated period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the DJIA; the S&P 500 Index (from 01/01/72 through 12/31/00); the S&P 500 Index (from 01/01/80 through
12/31/00); the S&P 500 Index (from 01/01/86 through 12/31/00); the
Nasdaq-100 Index(R); and the combination of the DJIA, the S&P 500 Index and the Nasdaq-100 Index(R) (the "Cumulative Index") which were 13.21%, 13.07%, 16.31%, 15.91%, 21.27% and 18.65%, respectively.

(3) Cumulative Index Returns represent the weighted average of the annual returns of the stocks contained in the DJIA, S&P 500 Index and Nasdaq-100 Index(R). The Cumulative Index Returns are weighted in the same proportions as the index components appear in the Total Target
Portfolio. For instance, the Cumulative Index is weighted as follows:
DJIA, 33-1/3%; S&P 500 Index, 33-1/3%; Nasdaq-100 Index(R),
33-1/3%. Cumulative Index Returns do not represent an actual index.

        PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum transactional sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum transactional sales charge of 2.65% of the Public Offering Price and the maximum remaining deferred sales charge (initially $.165 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, ten monthly deferred sales charges of $.0165 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from December 20, 2001 through September 20, 2002 (January 18, 2002 through October 18, 2002 for The S&P Target 10 Portfolio and The S&P Target 24 Portfolio). If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.65% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum transactional sales charge is reduced, as follows:

                                          Your maximum
                                          transactional
If you invest                             sales charge
(in thousands)*                           will be
_______________                           ____________
$50 but less than $100                    2.40%
$100 but less than $150                   2.15%
$150 but less than $500                   1.80%
$500 but less than $1,000                 1.65%
$1,000 or more                            0.90%

*Breakpoint transactional sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced transactional sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced transactional sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced transactional sales charge. Any reduced transactional sales charge is the responsibility of the party making the sale.

If you commit to purchase Units of the Trusts, or subsequent series of the Trusts, valued at $1,000,000 or more over a 12-month period, commencing with your first purchase you will receive the reduced transactional sales charge set forth above on all individual purchases over $83,000.

You may use termination proceeds from other unit investment trusts with a similar strategy as a Trust, redemption or termination proceeds from any unit investment trust we sponsor or your Rollover proceeds from a previous series of a Trust to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the deferred sales charge will be limited to 0.90% of the Public Offering Price), but you will not be eligible to receive the reduced transactional sales charges described in the above table. Please note that if you purchase Units of the Trusts in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum transactional sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum transactional sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.5% for purchases of $1,000,000 or more).

Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales per Trust                     Additional
(in millions)                             Concession
_____________________                     __________
$1 but less than $3                       0.050%
$3 but less than $5                       0.100%
$5 or more                                0.150%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to the transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $1.75 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of
 .30% of a Trust's average daily net asset value through the date of collection. In connection with the creation and development fee, in no event will the Sponsor collect more than .30% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and/or Value Line;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on a Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of a Trust. If there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by a Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned a Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000 with a holding period of more than five years. Because the Trusts have a maturity of less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities if you are eligible for and elect to receive an In-Kind Distribution at redemption or termination.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into the next series of such Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of a Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from a Trust when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.


State and Local Taxes.



Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.


                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.


You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, you may elect to receive an In-

Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 1,000 Units, or other such amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must have held their Units for at least one month. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge on such units (currently expected to be $.165 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.


     Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The Nasdaq Stock Market, Inc.

Neither The Nasdaq(R) Target 15 Portfolio Series nor the Total Target Portfolio Series is sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to The Nasdaq(R)
Target 15 Portfolio Series or the Total Target Portfolio Series. The Corporations make no representation or warranty, express or implied, to the owners of Units of The Nasdaq(R) Target 15 Portfolio Series or the Total Target Portfolio Series or any member of the public regarding the advisability of investing in securities generally or in The Nasdaq(R) Target 15 Portfolio Series or the Total Target Portfolio Series particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-
100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee, The Nasdaq(R) Target 15 Portfolio Series or the Total Target Portfolio Series. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of The Nasdaq(R) Target 15 Portfolio Series or the Total Target Portfolio Series into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of The Nasdaq(R) Target 15 Portfolio Series or the Total Target Portfolio Series to be issued or in the determination or calculation of the equation by which The Nasdaq(R) Target 15 Portfolio Series or the Total Target Portfolio Series are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of The Nasdaq(R) Target 15 Portfolio Series or the Total Target Portfolio Series.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NASDAQ(R) TARGET 15 PORTFOLIO SERIES, OWNERS OF THE TOTAL TARGET PORTFOLIO SERIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Page 43


                             First Trust(R)

          The Dow(sm) Target 5 Portfolio, November 2001 Series The Dow(sm) Target 10 Portfolio, November 2001 Series
            The S&P Target 10 Portfolio, November 2001 Series The S&P Target 24 Portfolio, November 2001 Series
         The Nasdaq(R) Target 15 Portfolio, November 2001 Series Value Line(R) Target 25 Portfolio, November 2001 Series
           The Dow(sm) DART 5 Portfolio, November 2001 Series The Dow(sm) DART 10 Portfolio, November 2001 Series
              Total Target Portfolio, November 2001 Series

                                 FT 568

                                Sponsor:

                            Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                         ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.
                          ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-69636) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.;
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                            October 31, 2001


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 44


                             First Trust(R)

                         TARGET PORTFOLIO SERIES

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in the Target Portfolio Series not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated October 31, 2001. Capitalized terms have been defined in the prospectus.


                                              Table of Contents
Dow Jones & Company, Inc.                                                                                         1
Standard & Poor's                                                                                                 2
The Nasdaq Stock Market, Inc.                                                                                     2
Value Line Publishing, Inc.                                                                                       2
Risk Factors
   Securities                                                                                                     3
   Dividends                                                                                                      3
   Small-Cap Companies                                                                                            3
Litigation
   Tobacco Industry                                                                                               3
Concentrations
   Biotechnology/Pharmaceutical                                                                                   4
   Retail                                                                                                         4
Portfolios
   Equity Securities Selected for The Dow(sm) Target 5 Portfolio, November 2001 Series                            4
   Equity Securities Selected for The Dow(sm) Target 10 Portfolio, November 2001 Series                           5
   Equity Securities Selected for The S&P Target 10 Portfolio, November 2001 Series                               5
   Equity Securities Selected for The S&P Target 24 Portfolio, November 2001 Series                               6
   Equity Securities Selected for The Nasdaq(R) Target 15 Portfolio, November 2001 Series                         7
   Equity Securities Selected for Value Line(R) Target 25 Portfolio, November 2001 Series                         8
   Equity Securities Selected for The Dow(sm) DART 5 Portfolio, November 2001 Series                             10
   Equity Securities Selected for The Dow(sm) DART 10 Portfolio, November 2001 Series                            10
   Equity Securities Selected for Total Target Portfolio, November 2001 Series                                   10

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR

ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. Neither The Nasdaq(R) Target 15 Portfolio nor the Total Target Portfolio has been passed on by the Corporations as to its legality or suitability. Neither The Nasdaq(R) Target 15 Portfolio nor the Total Target Portfolio is issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq(R) Target 15 Portfolio or the Total Target Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to Nike is VLPI's licensing to Nike of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to Nike, this Product or any investor. VLPI has no obligation to take the needs of Nike or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS

GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

Biotechnology/Pharmaceutical. An investment in Units of The Nasdaq(R) Target 15 Portfolio should be made with an understanding of the problems and risks such an investment may entail. Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.


Retail. The S&P(R) Target 10 Portfolio and the Value Line(R) Target 25 Portfolio are considered to be concentrated in common stocks of retail companies. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.


Portfolios

      Equity Securities Selected for The Dow(sm) Target 5 Portfolio


Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

Honeywell International Inc., headquartered in Morristown, New Jersey, makes products for the textiles, construction, plastics, electronics, automotive, chemicals, housing, telecommunications, utilities, packaging, military and commercial aviation industries, and for the space program.



International Paper Company, headquartered in Purchase, New York, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.



J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "J.P. Morgan" name, and commercial retail banking under the "Chase" name.



SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.


     Equity Securities Selected for The Dow(sm) Target 10 Portfolio


Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.



E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.



Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.



Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.



General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."



Honeywell International Inc., headquartered in Morristown, New Jersey, makes products for the textiles, construction, plastics, electronics, automotive, chemicals, housing, telecommunications, utilities, packaging, military and commercial aviation industries, and for the space program.



International Paper Company, headquartered in Purchase, New York, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.



J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "J.P. Morgan" name, and commercial retail banking under the "Chase" name.



Philip Morris Companies Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.



SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.


       Equity Securities Selected for The S&P Target 10 Portfolio


Albertson's, Inc., headquartered in Boise, Idaho, operates combination food-drug stores, conventional supermarkets and warehouse stores.



Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.



Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.



Lowe's Companies, Inc., headquartered in Wilkesboro, North Carolina, operates stores which sell building commodities and millwork; heating, cooling and water systems; home decorating and illumination products; kitchens, bathrooms and laundries; yard, patio and garden products; tools; home entertainment products; and special order products.



The May Department Stores Company, headquartered in St. Louis, Missouri, operates department stores under the trade names "Lord & Taylor,"
"Hecht's," "Strawbridge's," "Foley's," "Robinsons-May," "Kaufmann's," "Filene's," "Famous-Barr," "L.S. Ayres" and "Meier & Frank" throughout the United States.



McKesson Corporation, headquartered in San Francisco, California, is a healthcare services company providing supply management, software solutions and comprehensive services to the healthcare industry.



Praxair, Inc., headquartered in Danbury, Connecticut, is the largest industrial gases company in North and South America. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to different industries.



The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries which provide personal auto insurance and specialty property-casualty insurance.



Tenet Healthcare Corporation, headquartered in Santa Barbara,
California, owns or operates acute care hospitals and related healthcare facilities in 22 states; and holds investments in other healthcare companies.



Waste Management, Inc., headquartered in Houston, Texas, is an international waste management company providing disposal services, collection and transfer services, recycling and resource recovery services and hazardous waste management. The company serves commercial, residential, municipal and industrial clients throughout the United States and globally.


       Equity Securities Selected for The S&P Target 24 Portfolio


ALLTEL Corporation, headquartered in Little Rock, Arkansas, an information technology company, provides wireline and wireless communications and information services, including local, long distance, network access and Internet services, and information processing services.



American Power Conversion Corporation, headquartered in West Kingston, Rhode Island, designs, develops, makes and markets a line of uninterruptible power supply products, electrical surge protection devices, power conditioning products and associated software and interface cables. The company's products are designed for use with personal computers, engineering work stations, networking equipment and other electronic equipment.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Autodesk, Inc., headquartered in San Rafael, California, is a software design and digital content company for the architectural design and land development, manufacturing, utilities, telecommunications, and media and entertainment industries.



AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.



Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.



BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.



Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and craniomaxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.



Burlington Resources Inc., headquartered in Houston, Texas, is a holding company engaged, through its subsidiaries, in the exploration, development, production and marketing of crude oil and natural gas.



CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.



ChevronTexaco Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Deluxe Corporation, headquartered in Shoreview, Minnesota, is a provider of integrated risk management, electronic transaction services and paper payments to the financial services and retail industries.



Family Dollar Stores, Inc., headquartered in Charlotte, North Carolina, operates a chain of self-service retail discount stores in 39 states and Washington, D.C.



Genuine Parts Company, headquartered in Atlanta, Georgia, is a wholesale distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.



Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.



Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations.



Sara Lee Corporation, headquartered in Chicago, Illinois, manufactures, markets and distributes packaged food, packaged consumer goods, and household and personal care products throughout the world. The company's products include "Sara Lee" food items, "Jimmy Dean" packaged meats, "Hanes" clothing and hosiery and "Champion" activewear.



The Stanley Works, headquartered in New Britain, Connecticut, manufactures products for the home improvement and consumer markets including handtools, hardware and residential door systems.



Stilwell Financial, Inc., headquartered in Kansas City, Missouri, provides investment management services through its subsidiaries, Janus Capital Corporation, Berger LLC and Nelson Money Managers Plc. The company also has a minority interest in DST Systems, which provides information processing and software.



Sunoco, Inc., headquartered in Philadelphia, Pennsylvania, through its subsidiaries, is a petroleum refiner and marketer with interests in coke-making and coal mining. The company's petroleum refining and marketing operations are conducted primarily in the eastern half of the United States.



Torchmark Corporation, headquartered in Birmingham, Alabama, an insurance and diversified financial services holding company, provides individual life and supplemental health insurance, annuities and related products.



Wm. Wrigley Jr. Company, headquartered in Chicago, Illinois, makes and sells chewing gum, sold in the United States and abroad under the names "Wrigley's Spearmint," "Doublemint," "Juicy Fruit," "Freedent," "Big Red," "Winterfresh," "Extra," "Arrowmint," "Cool Crunch," "Dulce 16," "Orbit," "Big Boy," "Hubba Bubba" and "Big G."


    Equity Securities Selected for The Nasdaq(R) Target 15 Portfolio


Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Andrx Group, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.



Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.



Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and craniomaxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.



Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.



Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products as well as client/server systems management and application development products. The company also offers data processing professional services.



Concord EFS, Inc., headquartered in Memphis, Tennessee, provides electronic transaction authorization, processing, settlement and funds transfer services on a nationwide basis.



Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and selected private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located in the United States, Canada, Japan, Korea, Mexico, Taiwan and the United Kingdom.



KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.



Microchip Technology Incorporated, headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.



NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.



Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.



PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.



Smurfit-Stone Container Corporation, headquartered in Chicago, Illinois, produces paperboard for conversion into corrugated containers, folding cartons and industrial packaging; produces newsprint; collects or brokers wastepaper; and produces labels and flexible packaging. The company operates factories around the world.


  Equity Securities Selected for the Value Line(R) Target 25 Portfolio


99 Cents Only Stores, headquartered in City of Commerce, California, is a deep-discount retailer of name-brand, consumable general merchandise. The company's stores offer a variety of consumer goods as well as close-out merchandise.



Alliant Techsystems Inc., headquartered in Edina, Minnesota, develops and supplies aerospace and defense technologies, products and systems to the United States and its allies.



American Woodmark Corporation, headquartered in Winchester, Virginia, manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets.



Apogee Enterprises, Inc., headquartered in Minneapolis, Minnesota, provides technologies used in the design and development of value-added glass products, services and systems for the non-residential building, commercial and automotive markets.



Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.



Applebee's International, Inc., headquartered in Overland Park, Kansas, develops, franchises and operates casual dining restaurants in 49 states and eight international countries under the "Applebee's Neighborhood Grill and Bar" name.



AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.



Chattem, Inc., headquartered in Chattanooga, Tennessee, manufactures and markets branded consumer products, including over-the-counter toiletries and healthcare and skin care products. The company's products include "Gold Bond" medicated powder, "Icy Hot" topical analgesic, "Dexatrim" appetite suppressant, "Ban" deodorant and "Bullfrog" sunblock.



Chico's FAS, Inc., headquartered in Fort Myers, Florida, is a specialty retailer of exclusively designed, private label casual to dressy clothing and complementary accessories.



Copart, Inc., headquartered in Benicia, California, provides vehicle suppliers, mainly insurance companies, with a full range of services to process and sell salvage vehicles through auctions, principally to licensed dismantlers, rebuilders and used vehicle dealers.



Diagnostic Products Corporation, headquartered in Los Angeles,
California, develops, manufactures and markets medical immunodiagnostic test kits which utilize state-of-the-art technology derived from immunology and molecular biology. The company also makes automated laboratory instruments.



Fred's, Inc., headquartered in Memphis, Tennessee, operates discount general merchandise stores in the southeastern United States.

Group 1 Automotive, Inc., headquartered in Houston, Texas, is an operator and consolidator in the automotive retailing industry. The company owns dealerships located in Texas, Colorado, Florida, Georgia, Louisiana, New Mexico and Oklahoma.



Handleman Company, headquartered in Troy, Michigan, is a category manager of music products for mass merchants in the United States and Canada. The company is also a distributor of licensed music and video products internationally.



Helen of Troy Limited, headquartered in El Paso, Texas, designs, develops and markets a variety of personal care and comfort products. Such products include hair dryers, curling irons, hot air brushes, brush irons, lighted mirrors, hairsetters, hair brushes, combs, hair accessories, women's shavers, foot baths, body massagers and hair clippers and trimmers. Most of the company's products are sold by mass merchandisers, drug chains, warehouse clubs, grocery stores and beauty supply retailers and wholesalers.



ITT Educational Services, Inc., headquartered in Indianapolis, Indiana, provides technical post-secondary degree programs which are designed to provide students with the knowledge and skills necessary for entry-level employment in technical positions in a variety of industries. The company operates its technical schools in 27 states.



Investment Technology Group, Inc., headquartered in New York, New York, provides technology-based equity trading services and transaction research to institutional investors and brokers. The company is a full-service trade execution firm.



Landry's Restaurants, Inc., headquartered in Houston, Texas, owns and operates a variety of full service, casual dining restaurants under the names "Cadillac," "The Crab House," "Joe's Crab Shack," "Landry's Seafood House," "Rainforest Cafe" and Willie G's." The company is also the developer and operator of the Kemah Boardwalk development in Texas.



Mentor Corporation, headquartered in Santa Barbara, California, develops, manufactures, and markets a broad range of products for the medical specialties of plastic, reconstructive and general surgery as well as urology. The company's products include a line of implantable prostheses for plastic and reconstructive surgery and capital equipment used in soft tissue aspiration. Urologic products include disposable and surgical products for the management of urinary incontinence, surgically implantable prostheses for the treatment of impotence and brachytherapy seeds for the treatment of prostate cancer.



Michaels Stores, Inc., headquartered in Irving, Texas, owns and operates a chain of retail specialty stores featuring a variety of home decorations and arts and crafts items. The company operates "Michaels" and "Aaron Brothers" stores in the United States, Canada and Puerto Rico.



Nash-Finch Company, headquartered in Minneapolis, Minnesota, is a food wholesaler that supplies products to independent supermarkets and military bases in the United States. The company also owns and operates supermarkets, warehouse stores, and mass merchandise stores, as well as a product-growing and marketing subsidiary in California.



The Pep Boys-Manny, Moe & Jack, headquartered in Philadelphia,
Pennsylvania, retails automotive parts and accessories; automotive maintenance and service; and installation of parts. The company operates stores in the United States and Puerto Rico.



Ryan's Family Steak Houses, Inc., headquartered in Greer, South
Carolina, operates a chain of restaurants located principally in the southern and midwestern United States.



SICOR Inc., headquartered in Irvine, California, is a specialty pharmaceutical company focused on the development, manufacturing and marketing of products for worldwide oncology and injectable pharmaceutical markets.



West Marine, Inc., headquartered in Watsonville, California, retails recreational and commercial boating supplies and apparel under the "West Marine" and "E&B Discount Marine" names. The company sells its products through specialty retail stores and catalogs. The company is also involved in the wholesale distribution of products to commercial customers and other retailers through its "Port Supply" business line and stores.

       Equity Securities Selected for The Dow(sm) DART 5 Portfolio


The Boeing Company, headquartered in Chicago, Illinois, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.



Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.



E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.



Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.



J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "J.P. Morgan" name, and commercial retail banking under the "Chase" name.


      Equity Securities Selected for The Dow(sm) DART 10 Portfolio


Alcoa Inc., headquartered in Pittsburgh, Pennsylvania, makes primary aluminum and fabricated products for the transportation, construction, packaging and other markets.



The Boeing Company, headquartered in Chicago, Illinois, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.



Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.



E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.



Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.



Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.



General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."



Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.



J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "J.P. Morgan" name, and commercial retail banking under the "Chase" name.



Philip Morris Companies Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.


          Equity Securities Selected for Total Target Portfolio

The Dow(sm) DART 5 Strategy Stocks.


The Boeing Company, headquartered in Chicago, Illinois, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.



Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.



E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.



Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.



J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "J.P. Morgan" name, and commercial retail banking under the "Chase" name.


The S&P Target 10 Strategy Stocks.


Albertson's, Inc., headquartered in Boise, Idaho, operates combination food-drug stores, conventional supermarkets and warehouse stores.



Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.



Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.



Lowe's Companies, Inc., headquartered in Wilkesboro, North Carolina, operates stores which sell building commodities and millwork; heating, cooling and water systems; home decorating and illumination products; kitchens, bathrooms and laundries; yard, patio and garden products; tools; home entertainment products; and special order products.



The May Department Stores Company, headquartered in St. Louis, Missouri, operates department stores under the trade names "Lord & Taylor,"
"Hecht's," "Strawbridge's," "Foley's," "Robinsons-May," "Kaufmann's," "Filene's," "Famous-Barr," "L.S. Ayres" and "Meier & Frank" throughout the United States.



McKesson Corporation, headquartered in San Francisco, California, is a healthcare services company providing supply management, software solutions and comprehensive services to the healthcare industry.



Praxair, Inc., headquartered in Danbury, Connecticut, is the largest industrial gases company in North and South America. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to different industries.



The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries which provide personal auto insurance and specialty property-casualty insurance.



Tenet Healthcare Corporation, headquartered in Santa Barbara,
California, owns or operates acute care hospitals and related healthcare facilities in 22 states; and holds investments in other healthcare companies.



Waste Management, Inc., headquartered in Houston, Texas, is an international waste management company providing disposal services, collection and transfer services, recycling and resource recovery services and hazardous waste management. The company serves commercial, residential, municipal and industrial clients throughout the United States and globally.


The Nasdaq(R) Target 15 Strategy Stocks.


Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Andrx Group, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.



Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.



Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth

Page 11

stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and craniomaxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.



Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.



Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products as well as client/server systems management and application development products. The company also offers data processing professional services.



Concord EFS, Inc., headquartered in Memphis, Tennessee, provides electronic transaction authorization, processing, settlement and funds transfer services on a nationwide basis.



Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and selected private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located in the United States, Canada, Japan, Korea, Mexico, Taiwan and the United Kingdom.



KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.



Microchip Technology Incorporated, headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.



NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.



Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.



PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.



Smurfit-Stone Container Corporation, headquartered in Chicago, Illinois, produces paperboard for conversion into corrugated containers, folding cartons and industrial packaging; produces newsprint; collects or brokers wastepaper; and produces labels and flexible packaging. The company operates factories around the world.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

Page 15


               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

            The facing sheet

            The Prospectus

            The signatures

            Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 568, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 568, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on October 31, 2001.

                              FT 568

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   October 31, 2001
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )

       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  3   to
Registration Statement No. 333-69636 of FT 568 of our report dated October 31, 2001 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.





DELOITTE & TOUCHE LLP


Chicago, Illinois
October 31, 2001


                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 568 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).
                               S-6

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).



                               S-7